UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

National Energy Services Reunited Corp.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Ordinary Shares, no par value

(Title of Class of Securities)

G6375R 115

(CUSIP Number of Class of Securities)

Jennifer Howard

General Counsel

777 Post Oak Boulevard, Suite 730

Houston, Texas 77056

(832) 925-3777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

William B. Nelson

Allen Overy Shearman Sterling US LLP

800 Capitol Street, Suite 2200

Houston, TX 77002

(713) 354-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by National Energy Services Reunited Corp., a British Virgin Islands business company (the “Company,” “NESR,” “us” or “we”). This Schedule TO relates to an offer by the Company to the holders of its outstanding warrants (the “Warrants”), each to purchase the Company’s ordinary shares, no par value (the “Ordinary Shares”), to receive 0.10 Ordinary Shares in exchange for each of our outstanding Warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”).

Concurrently with the Offer, we also solicited consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement, dated as of May 11, 2017 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), to permit the Company, at its election, to require that all Warrants that are outstanding after the closing of the Offer be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least a majority of the number of the then outstanding Warrants.

The Offer and Consent Solicitation were made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, originally dated May 30, 2025, and as thereafter amended (the “Prospectus/Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(i).

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to (a) include the final Prospectus/Offer to Exchange, which forms part of the Registration Statement on Form F-4 (the “Registration Statement”) declared effective by the SEC on June 24, 2025, and (b) include a press release issued by the Company on July 1, 2025, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO and the Prospectus/Offer to Exchange remains unchanged and is hereby expressly incorporated into this Amendment No. 2 by reference. This Amendment No. 2 should be read together with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at 11:59 P.M., Eastern Time, on June 30, 2025. The Company has been advised that 34,135,493 Warrants, or approximately 96.05% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before July 3, 2025. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 96.05% of the outstanding Warrants to the Warrant Amendment (as defined in the Prospectus/Offer to Exchange), which exceeds a majority of the number of then outstanding Warrants required to adopt the Warrant Amendment. The Company expects to execute the Warrant Amendment concurrently with the settlement of the Offer.

On July 1, 2025, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) filed by the Company with the SEC on June 25, 2025).
(a)(1)(ii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).
(a)(5)(i)	Press Release, dated May 30, 2025 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on May 30, 2025).
(a)(5)(ii)	Press Release, dated July 1, 2025 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on July 1, 2025).
(b)	Not applicable.
(d)(i)	Memorandum and Articles of Association (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on May 21, 2024).
(d)(ii)	Warrant Agreement, dated as of May 11, 2017, by and between the Company and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed May 17, 2017).
(d)(iii)	Form of Warrant Amendment (incorporated by reference to Annex A of the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(d)(iv)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 30, 2025).
(d)(v)	Tender and Support Agreement, dated May 19, 2025, by and between the Company and the participating Warrant Holders (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on May 30, 2025).
(d)(vi)	Consent Agreement, dated November 29, 2018, by and among Mubbadrah Investments LLC, Hilal Al Busaidy, Yasser Said Al Barami and the Company (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3 (File No. 333-229801) filed on February 22, 2019).
(d)(vii)	Relationship Agreement, dated June 5, 2018, by and between the Company, NESR Holdings Limited and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(viii)	Registration Rights Agreement, dated June 5, 2018, by and between the Company and Hana Investments Co. WLL (incorporated herein by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(ix)	Relationship Agreement, dated June 6, 2018, by and between the Company and AL Nowais Investments LLC. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(x)	Amended and Restated Registration Rights Agreement, dated June 6, 2018, by and among the Company, NESR Holdings Ltd., Al Nowais Investments LLC, and NESR SPV Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38091) filed on June 12, 2018).
(d)(xi)	National Energy Services Reunited Corp. Amended and Restated 2018 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-280902) filed on July 19, 2024).
(g)	Not applicable.
(h)	Tax Opinion of Allen Overy Shearman Sterling US LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on May 30, 2025).

Item 12(b)

Filing Fees Calculation of Filing Fee Tables*

* Previously filed.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer

Dated:	July 1, 2025